                                                        Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: American General Corporation
                                     Exchange Act Commission File No:  001-07981






        Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Prudential plc and the Company may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London, EC4R OHH, England,
Attention: Investor Relations (tel.: (44 20) 7548 3537), and the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.:
(713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

        The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

THE FOLLOWING ARE SLIDES FOR USE IN ROADSHOW PRESENTATIONS.

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

A MAJOR INTERNATIONAL FORCE IN RETAIL FINANCIAL SERVICES

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

PROXY STATEMENT/PROSPECTUS

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).

American General Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of American General Corporation. The directors and executive officers of American General Corporation include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of American General Corporation beneficially owned approximately 2% of the outstanding shares of the common stock of American General Corporation. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

A TRANSFORMATIONAL DEAL



-  CREATES ONE OF THE WORLD'S PRE-EMINENT FINANCIAL SERVICES COMPANIES

-  SIGNIFICANT AND LOGICAL EXTENSION OF STATED STRATEGY

-  MARKET LEADERSHIP IN THE US

-  QUALITY INTERNATIONAL FRANCHISE FOCUSED ON GROWTH OPPORTUNITIES

-  FINANCIAL STRENGTH TO CONTINUE INTERNATIONAL EXPANSION

-  COMBINES TWO EXCELLENT MANAGEMENT TEAMS WITH SHARED VISION



                A POWERHOUSE TO DELIVER FURTHER SHAREHOLDER VALUE

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

                                                             STRATEGIC RATIONALE

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

ACHIEVES STATED STRATEGIC OBJECTIVES


-  INTERNATIONAL SCALE PLAYER

-  ACHIEVES LEADERSHIP POSITIONS IN CHOSEN MARKETS

-  ADVANCES MULTI-PRODUCT, MULTI-DISTRIBUTION CHANNEL BUSINESS MODEL

-  DIVERSIFICATION OF BUSINESS ENHANCES QUALITY OF EARNINGS

-  BUILDS SCALE AND RESOURCES FOR FUTURE DEVELOPMENT



                DELIVERS FASTER GROWTH AND GREATER VALUE CREATION

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

STRATEGIC OBJECTIVES

[PRUDENTIAL LOGO]

-  ACHIEVE LEADING POSITIONS IN WORLD'S LARGEST MARKETS

-  OBTAIN PRODUCT/DISTRIBUTION EXPERTISE FOR EXPORT TO DEVELOPING MARKETS

-  IMPROVE CASH FLOW AVAILABLE FOR INVESTMENT IN NEW OPPORTUNITIES

-  GROW CAPITAL BASE FOR FURTHER EXPANSION

-  APPLY ACQUISITION ACUMEN TO DRIVE VALUE CREATION



[AMERICAN GENERAL
FINANCIAL GROUP LOGO]

-  FURTHER DIVERSIFY EARNINGS BASE

-  STRATEGIC PARTNERSHIP FOR EXPANSION INTO HIGHER GROWTH/RETURN MARKETS

-  HIGHER UTILIZATION OF SUBSTANTIAL FREE CASH FLOW

-  APPLY DOMESTIC EXPERTISE WHILE ACQUIRING INTERNATIONAL ACCESS

-  APPLY ACQUISITION ACUMEN TO DRIVE VALUE CREATION

                                [ARROW GRAPHIC]

                        RESULT: THE POWER OF PRUDENTIAL

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]
THE POWER OF CASH FLOW


   EXISTING MODEL                                    NEW PARADIGM

[AMERICAN GENERAL                                    [FLOW CHART]
FINANCIAL GROUP LOGO]

    [FLOW CHART]

     CASH FLOW                                        CASH FLOW
     |                                                    |
     |          No                                        |
Acquisition? -------                                      v
     |          |                 <-- Europe      [AMERICAN GENERAL  -->    Asia
     |          v                                  FINANCIAL LOGO]
     v        Share                                      AND
    Yes      Buyback                              [PRUDENTIAL LOGO]
     |                                                    |
     v                                                    |
   Invest                                                 v
                                                    North America

-  DIVERSIFICATION OF RISK

-  HIGHER RETURNS ON CAPITAL

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]
[FLOW CHART]

[AMERICAN GENERAL
FINANCIAL GROUP LOGO]--
                        --                   FAVORABLE DEMOGRAPHIC TRENDS
                            --                           |
                               --                        |
                                                         V
-  ASSETS ($120BN)                 --        FAVORABLE DEMOGRAPHIC TRENDS
-  US GAAP OPER. EARNINGS ($1,310MM)  - -        [AMERICAN GENERAL
-  TARGET ROE 16%+                        >>     FINANCIAL GROUP LOGO]
[JACKSON NATIONAL LIFE LOGO] - -- -- -- - >> [JACKSON NATIONAL LIFE LOGO]

                                                               |              |              |            |
                                                               |              |              |            |
                                                               V              V              V            V
-  ASSETS ($44BN)                                        MARKET       ACCELERATED       INCREASED         COST
                                                        LEADER IN        GROWTH          MARGINS       SYNERGIES
-  US GAAP OPER. EARNINGS ($434MM)                       ALL KEY
                                                         MARKETS
-  TARGET ROE 15% (UNLEVERED)                                      ACCELERATING GROWTH AND PROFITABILITY

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

WHY A MERGER?

-  ACHIEVES ALL PRIMARY STRATEGIC OBJECTIVES

-  IMPROVES GROWTH AND PROFITABILITY OF STANDALONES WHILE REDUCING RISK PROFILE

   -  The true definition of value creation

-  THE POWER TO COMPETE

   -  A true scale player

   -  Capital base to pursue other opportunities

-  VERY LOW EXECUTION OR OPERATIONAL RISK

   -  Both companies have proven track records

   -  Management focus and energy to deliver results

-  DELIVERS ON COMMITMENT TO CREATE VALUE FOR SHAREHOLDERS

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

OUR STRATEGIC POTENTIAL



GROWTH OPPORTUNITIES

-  In U.S., broader product set delivered via expanded distribution

-  U.S. accumulation products exported to key markets

-  Expertise in U.S. bank distribution transferred to other markets

-  Retail consumer finance opportunities internationally

-  Fund management expertise leverageable

EFFICIENCY OPPORTUNITIES

-  Capital allocation

-  Cost of capital

-  Technology/Internet applications throughout businesses

-  $130 million of expense synergies in U.S. by end of 2002

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

                                                          OVERVIEW OF PRUDENTIAL

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]

OVERVIEW OF PRUDENTIAL plc



-  LEADING INTERNATIONAL RETAIL FINANCIAL SERVICES GROUP

   -  2000 Gross Premium Written - Pounds Sterling 18 billion

   -  Funds under management - Pounds Sterling 165 billion (1996-2000 CAGR:
        16.0%)

   -  Market capitalisation - Pounds Sterling 17.8 billion

   -  Over 13 million customers

   -  Strong brand recognition

-  DIVERSIFIED PRODUCTS AND GEOGRAPHIES

   -  Life insurance, pensions, annuities, investment products

   -  2000 new business achieved profits - 38% UK, 36% US, 25% Asia, 1% Europe

-  BREADTH AND SCALE OF DISTRIBUTION

   - Multiple channels: independent financial advisors (IFA), financial institutions, direct, remote, Internet, worksite, financial planners

[PRUDENTIAL LOGO]                                          [AMERICAN GENERAL
                                                           FINANCIAL GROUP LOGO]


INTERNATIONAL FINANCIAL SERVICES PROVIDER OF SCALE


           US                                      UK                                   ASIA
           --                                      --                                   ----
                                                                                LEADING PAN-REGIONAL
TOP 20 LIFE INSURER                    NO 2 LIFE INSURER                         BRAND AND PRESENCE


                                                                                TOP 5 PROVIDER IN HK,
NO 2 INDIVIDUAL FIXED                  NO 1 LONG-TERM INSURANCE                 SINGAPORE, MALAYSIA,
     ANNUITY PROVIDER                           FUND                            VIETNAM, PHILIPPINES


NO 1 EQUITY-LINKED ANNUITY             TOP 3 MUTUAL FUND                       NO 1 PRIVATE MUTUAL FUND
        PROVIDER                            MANAGER                               PROVIDER IN INDIA

                                                                                  NEW PRESENCE IN LIFE
NO 20 VARIABLE ANNUITY                   NO 1 E-COMMERCE RETAIL                   INSURANCE MARKETS OF
       PROVIDER                        FINANCIAL SERVICES PROVIDER              CHINA, INDIA, TAIWAN AND
                                                                                          JAPAN

[PRUDENTIAL LOGO]                            [AMERICAN GENERAL CORP. GROUP LOGO]



                                                         THE POWER OF PRUDENTIAL

[PRUDENTIAL LOGO]                            [AMERICAN GENERAL CORP. GROUP LOGO]


CREATES A CLEAR MARKET LEADER IN THE US

- PRO FORMA MARKET POSITION

============================================================================================================================
                                                                                                     RANK
                                                                               ---------------------------------------------
PRODUCT                                                                         AMERICAN GENERAL        JNL      PRO FORMA
----------------------------------------------------------------------------------------------------------------------------
Total annuity sales                                                                    3                14            1
Variable annuity sales                                                                 5                20            1
Net variable annuity sales                                                             5                8             2
Variable annuity sales through banks and thrifts                                       5                11            4
Fixed annuity sales                                                                    1                8             1
Fixed annuity sales through banks and thrifts                                          1                10            1
Equity indexed annuities                                                              --                1             1
Number of life policies issued                                                         2                --            2
Individual life sales(CPPE basis)                                                      7                --            5
----------------------------------------------------------------------------------------------------------------------------

SOURCE: Vards, Kenneth Kehrer Associates, LIMRA, FRC

[PRUDENTIAL LOGO]                            [AMERICAN GENERAL CORP. GROUP LOGO]



 THE POWER OF PRUDENTIAL


-      POWERFUL CAPITAL BASE
-      LEADERSHIP IN OUR CHOSEN MARKETS INTERNATIONALLY
-      OUTSTANDING GROWTH OPPORTUNITIES
         - developing market share in US
         - rapid expansion in Asia
         - exciting potential in Europe
         - strong position in UK
- MANAGEMENT TEAM WITH SHARED VISION AND EXPERIENCE TO IMPLEMENT STRATEGY SUCCESSFULLY


              BOTH SETS OF SHAREHOLDERS TO SHARE IN VALUE CREATION

[PRUDENTIAL LOGO]                            [AMERICAN GENERAL CORP. GROUP LOGO]



                                                                        APPENDIX

[PRUDENTIAL LOGO]                            [AMERICAN GENERAL CORP. GROUP LOGO]


TWO MEASURES OF FINANCIAL REPORTING


             MSB PROFITS                            ACHIEVED PROFITS

                                                PRESENT VALUE MEASURE OF
  UK GAAP STATUTORY PROFIT MEASURE                 SHAREHOLDER PROFITS

   MEASURES SHAREHOLDER CASH FLOW            ALLOWS MEASUREMENT OF VALUE ADDED
 GENERATED BY WITH-PROFITS BUSINESS                  BY NEW BUSINESS

SHAREHOLDER PROFITS FROM WITH-PROFITS        PROVIDES PRESENT VALUE OF IN-FORCE
IN-FORCE FUND ARE 1/9TH COST OF BONUS           BUSINESS TO SHAREHOLDERS

    ANALYSTS USE THIS AS HEADLINE            ANALYSTS USE TO ENABLE ESTIMATE
      EXTERNAL PROFIT NUMBER                 OF APPRAISAL VALUE OF BUSINESS

[PRUDENTIAL LOGO]                                  [AMERICAN GENERAL CORP. LOGO]


2000 PRO FORMA FINANCIALS


=============================================================================================================================
                                                AMERICAN                                  PRO FORMA            PRO FORMA
                                                GENERAL              PRUDENTIAL           COMBINED             COMBINED
                                          (Pounds Sterling m)   (Pounds Sterling m)  (Pounds Sterling m)          US$
-----------------------------------------------------------------------------------------------------------------------------
New insurance business APE                        1,308                 1,528               2,836               4,299
New business achieved profit                        500                   613               1,113               1,687
MSB operating profit                              1,070                   840               1,910               2,895
MSB operating EPS                                    --                 31.5p               35.3p               53.5c
Total investment FUM                              64 bn                165 bn              229 bn              343 bn
Consumer finance receivables                       7 bn                  4 bn               11 bn               17 bn
AP shareholders funds                             7,600                 8,833              16,433              24,557
=============================================================================================================================

NOTE: No adjustment has been made to include synergy benefits or the cost of the merger

[PRUDENTIAL LOGO]                                  [AMERICAN GENERAL CORP. LOGO]


                                                              DIVIDEND TREATMENT

[PRUDENTIAL LOGO]                                  [AMERICAN GENERAL CORP. LOGO]


CALCULATION OF SPECIAL DIVIDEND TO AGC
SHAREHOLDERS

- SPECIAL DIVIDEND AT CLOSING EQUALS DIFFERENCE BETWEEN DIVIDENDS OF RECORD FROM SIGNING TO CLOSE


----------------------------------------------------------------------------------------------------------------------------
       ANALYSIS OF DIVIDENDS PAID TO AGC SHAREHOLDERS FROM SIGNING TO CLOSING

                                                                                EXCHANGE RATE (USD PER GBP)             1.46
                                                                                         EXCHANGE RATIO (x)            3.662


                                                          DIVIDEND AMOUNT (1)                                    DIVIDEND TO
                                              -----------------------------------------
               RECORD DATE       PAY DATE      PENCE                               USD                      AGC SHAREHOLDERS
----------------------------------------------------------------------------------------------------------------------------
       CLOSING ON OR BEFORE AUGUST 9TH

       PrudentialMarch 30th      May 30th      16.3p   x 1.46 exchg. rate =       $0.24   x 3.66 merger ratio =        $0.87



       AGC     May 10th          June 1st                                         0.24         Deduct                   0.24
                                                                                                                ------------
                                        SPECIAL DIVIDEND PAID ON OR ABOUT CLOSE                                        $0.63
                                                                                                                ============


       CLOSING ON OR AFTER AUGUST 10TH

       AGC     Aug. 10th         Sep. 1st                                         0.24         Deduct                   0.24
                                                                                                                ------------
                                        SPECIAL DIVIDEND PAID ON OR ABOUT CLOSE                                        $0.39
----------------------------------------------------------------------------------------------------------------------------

       NOTE:
       1 Assumes current Pound-to-Dollar exchange rate

[PRUDENTIAL LOGO]                                  [AMERICAN GENERAL CORP. LOGO]


EXAMPLE OF DIVIDEND TAXATION FOR U.S. HOLDERS

-----------------------------------------------------------------------------------
GROSS VS. NET DIVIDEND
-----------------------------------------------------------------------------------
Announced Dividend                                                         $100.00


Add: Notional Tax Credit Gross-Up                                          $ 11.11
(1/9 of announced dividend)
GROSS DIVIDEND                                                             $111.11


Less: U.K. Withholding Tax                                                 ($11.11)
(lesser of Notional Tax Credit or 15% of Gross Dividend)


NET PRE-TAX DIVIDEND PAID                                                  $100.00
-----------------------------------------------------------------------------------

-      ASSUME A $100 DIVIDEND IS ANNOUNCED

-      NOTIONAL TAX CREDIT IS AWARDED TO U.S. HOLDERS, EQUAL TO 1/9 OF $100, OR
       $11

- NOTIONAL TAX CREDIT IS OFFSET BY A U.K. WITHHOLDING TAX EQUAL TO THE LESSER OF 15% OF THE GROSS DIVIDEND OR THE AMOUNT OF THE TAX CREDIT

-      THEREFORE, THE SHAREHOLDER RECEIVES $100 PRE-TAX (NET DIVIDEND)


                                                                              25